UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-126628

National City Credit Card Master Note Trust

(Exact name of registrant as specified in its charter)

c/o PNC Bank, National Association (successor to National City Bank) One PNC Plaza 249 Fifth Avenue Pittsburgh, Pennsylvania 15222-2707 (412) 762-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 2005-1 Series 2006-1 Series 2007-1 Series 2008-1 Series 2008-2 Series 2008-3

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☑

Approximate number of holders of record of classes covered by this Form as of the certification or notice date:    None

Pursuant to the requirements of the Securities Exchange Act of 1934, the National City Credit Card Master Note Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 16, 2012	By:	PNC Bank National Association (Successor to National
City Bank), as Depositor and Servicer

		By:	/s/ Andrew D. Widner
Name: Andrew D. Widner Title: Vice President